Exhibit 99.1

Consolidated Financial Statements and Report of
Independent Auditors
Ramco 450 Venture LLC and Subsidiaries
December 31, 2015, 2014 and 2013

Report of Independent Auditors

The Members
Ramco 450 Venture LLC

We have audited the accompanying consolidated financial statements of Ramco 450 Venture LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2015 and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ramco 450 Venture LLC and subsidiaries at December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
March 29, 2016

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
ASSETS
Income producing properties, at cost:
Land	$—	$43,806,132
Building and improvements	—	274,020,063
Less accumulated depreciation and amortization	—	(52,949,981)
Income producing properties, net	—	264,876,214
Construction in progress	—	4,001,758
Net real estate	—	268,877,972
Cash and cash equivalents	427,301	3,357,489
Restricted cash	271,918	299,461
Accounts receivable, net	422,430	2,252,049
Other assets, net	9,810	7,118,554
TOTAL ASSETS	$1,131,459	$281,905,525

LIABILITIES AND MEMBERS' EQUITY
Mortgages payable	$—	$139,018,393
Accounts payable, accrued expenses and other liabilities	185,359	5,572,524
TOTAL LIABILITIES	185,359	144,590,917

Members' equity	946,100	137,314,608
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,131,459	$281,905,525

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2014	2013

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations	$3,867,627	$(7,693,500)	$143,003
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	3,867,627	(7,693,500)	143,003

NET INCOME (LOSS)	$3,867,627	$(7,693,500)	$143,003

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

		The Florida
	Ramco	Retirement	Total
	HMW, LLC	Sys Trust Fund	Members'
	20%	80%	Equity

Members' Equity, December 31, 2012	$25,347,022	$101,388,083	$126,735,105

Member contributions	5,182,000	20,728,000	25,910,000

Share of net income	28,601	114,402	143,003

Member distributions	(1,135,000)	(4,540,000)	(5,675,000)

Members' Equity, December 31, 2013	$29,422,623	$117,690,485	$147,113,108

Share of net loss	(1,538,700)	(6,154,800)	(7,693,500)

Member distributions	(421,000)	(1,684,000)	(2,105,000)

Members' Equity, December 31, 2014	27,462,923	109,851,685	137,314,608

Share of net income	773,525	3,094,102	3,867,627

Member distributions - operations	(894,000)	(3,576,000)	(4,470,000)
Member distributions - sale of property	(5,924,688)	(23,698,750)	(29,623,438)
Member distributions, net - sale of member interests	(21,228,538)	(84,914,159)	(106,142,697)

Members' Equity, December 31, 2015	$189,222	$756,878	$946,100

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$3,867,627	$(7,693,500)	$143,003
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,899,070	19,072,011	9,424,905
Amortization of deferred financing costs	171,580	278,042	221,320
Gain on sale of real estate	(3,025,251)	—	—
Provision for losses on accounts receivable and straight line rent receivable	147,271	(130,892)	687,152
Amortization of fair market value of debt adjustment	52,372	111,082	140,123
Changes in assets and liabilities:
Accounts receivable	1,718,924	(430,374)	(24,071)
Other assets	1,829,485	132,037	(701,057)
Accounts payable, accrued expenses and other liabilities	(4,322,860)	(47,729)	(334,473)
Net cash provided by operating activities	6,338,218	11,290,677	9,556,902

INVESTING ACTIVITIES
Additions to real estate and other	(4,477,373)	(12,286,601)	(4,439,290)
Proceeds from sale of real estate	51,623,533	—	—
Decrease in restricted cash	27,543	640,361	4,953,379
Net cash provided by (used in) investing activities	47,173,703	(11,646,240)	514,089

FINANCING ACTIVITIES
Proceeds from mortgages and notes payable	$—	$—	$68,000,000
Repayments of mortgages payable	(22,348,671)	(574,811)	(97,880,073)
Payment of deferred financing costs	—	—	(1,188,850)
Member contributions	—	—	25,910,000
Member distributions	(34,093,438)	(2,105,000)	(5,675,000)
Net cash used in financing activities	(56,442,109)	(2,679,811)	(10,833,923)

Net decrease in cash and cash equivalents	(2,930,188)	(3,035,374)	(762,932)
Cash and cash equivalents at beginning of period	3,357,489	6,392,863	7,155,795
Cash and cash equivalents at end of period	$427,301	$3,357,489	$6,392,863

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Write-off of fully depreciated real estate for re-development	$—	$11,285,399	$—
Sale of member interests to members	106,142,697	—	—
Debt assumed at sale	117,959,474	—	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMTION
Cash paid for interest during the period	$3,634,102	$5,609,035	$7,430,185

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organizations and Summary of Significant Accounting Policies

Ramco 450 Venture LLC (the “Company”) was formed under an Agreement dated December 28, 2006 (date of inception), between Ramco-Gershenson Properties, L.P. (“RGPLP”), an affiliate of Ramco HMW, LLC, and The Florida Retirement System Trust Fund (“FTF”) to acquire up to $450 million of neighborhood, community, or power shopping centers with significant value-added or redevelopment opportunities in metropolitan trade areas.

In accordance with the Agreement, contributions, distributions, profits and losses are generally allocated based on ownership interest.

During 2015 the Company sold all its properties. See Note 2 of the notes to the consolidated financial statements for further information.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of limited liability companies, each of which it controls. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and reported amounts that are not readily available from other sources. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications of prior period amounts have been made in the consolidated financial statements and footnotes in order to conform to the current presentation.

Risks and Uncertainties

The Company is subject to risks common to companies in the retail real estate industry, including, but not limited to, cyclical operations, availability of land and its cost, availability of financing, supply and demand for retail space, and overall local and regional economic conditions. The Company believes it has properly identified the risks and has implemented strategies to reduce the financial impact of changes in the business cycle.

Revenue Recognition

Shopping center space is generally leased to retail tenants under leases that are classified as operating leases. The Company recognizes minimum rents using the straight-line method over the terms of the leases commencing when the tenant takes possession of the space and when construction of landlord funded improvements is substantially complete. Certain of the leases also provide for contingent percentage rental income which is recorded on an accrual basis once the specified target that triggers this type of income is achieved. The leases also provide for reimbursement from tenants of common area maintenance (“CAM”), insurance, real estate taxes and other operating expenses ("Recovery Income"). The majority of our Recovery Income is estimated and recognized as revenue in the period the recoverable costs are incurred or accrued.

Real Estate

Real estate assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 – 40 years for buildings and improvements and 5 – 30 years for parking lot surfacing and equipment. We capitalize all capital improvement expenditures associated with replacements and improvements to real property that extend its useful life and depreciate them over their estimated useful lives ranging from 15 – 25 years. In addition, we capitalize qualifying tenant leasehold improvements and depreciate them over the shorter of the useful life of the improvements or the term of the related tenant lease. If the tenant vacates before the expiration of its lease, we charge unamortized leasing costs and undepreciated tenant leasehold improvements of no future value to expense. We charge maintenance and repair costs that do not extend an asset’s life to expense as incurred.

The Company reviews its investment in real estate, including any related intangible assets, for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the remaining estimated useful lives of those assets may warrant revision or that the carrying value of the property may not be recoverable. These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, tenant sales, net operating income, geographic location, real estate values, and management’s intentions related to the operating properties.

In determining the estimated useful lives of intangible assets with finite lives, the Company considers the nature, life cycle position, historical and expected future operating cash flows of each asset, as well as its commitment to support these assets through continued investment.

Determining whether an investment in real estate is impaired and the amount of any such impairment requires considerable management judgment. In the event that management changes its intended holding period for an investment in real estate, impairment may result even without any other event or change in circumstances related to that investment. Under certain circumstances, management may use probability-weighted scenarios related to an investment in real estate, and the use of such analysis may also result in impairment. Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions or management’s analysis of varying scenarios, could be material to the consolidated financial statements.

The Company recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property. If it is determined that an investment in real estate is impaired, then the Company’s carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with its fair value measurement policy.

No impairment loss was recognized for the years ended December 31, 2015, 2014 and 2013.

Accounting for Acquisitions of Real Estate and Other Assets

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of an acquired property are included in our results of operations from the date of acquisition. The Company allocates the costs of the acquisitions to assets acquired and liabilities assumed based on estimated fair values, replacement costs and appraised values. The purchase price of the acquired property is allocated to land, building, improvements and other identifiable intangibles such as in-place leases, above-below market leases, out-of-market assumed mortgages, tenant relationships and gain on purchase, if any. The value allocated to above-below market leases is amortized over the related lease term and included in rental income in the consolidated statements of operations. Should a tenant terminate its lease prior to its stated expiration, all unamortized amounts relating to that lease would be written off. The intangible assets and liabilities associated with property acquisitions are included in other assets and other liabilities in the consolidated balance sheets.

Other Assets

Other assets consist primarily of financing and leasing costs that are amortized using the straight-line method over the terms of the respective agreements. Should a tenant terminate its lease, the unamortized portion of the leasing cost is expensed. Unamortized financing costs are expensed when the related agreements are terminated before their scheduled maturity dates. Other assets as of December 31, 2014 included unbilled straight-line rent receivables of $2,835,651, net of an allowance of $766,153.

As of December 31, 2015 other assets consisted only of receivables for prepaid insurance premiums.

Accounts Receivable

The Company provides for bad debt expense based upon the specific reserve method. The Company monitors the collectability of its accounts receivable for billed and unbilled charges and analyzes historical bad debt write-offs, customer credit worthiness, current economic trends and changes in tenant payments when evaluating the adequacy of the allowance for doubtful accounts. When tenants are in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims. The ultimate resolution of these claims can be delayed for one year or longer.

At December 31, 2015 and 2014 the Company’s accounts receivable were $422,430 and $2,252,049, respectively, net of allowances for doubtful accounts of $206,800 and $96,105, respectively. The Company incurred bad debt expense of $233,730, $6,966 and $125,645, respectively, for the years ended December 31, 2015, 2014 and 2013.

Income Taxes

Income taxes on earnings or the tax benefits of losses are payable or realizable by the members, and accordingly, no provision for income taxes is reflected in the accompanying financial statements. As of December 31, 2015, 2014 and 2013, the Company had no amounts related to recognized income tax benefits and no amounts related to accrued interest and penalties.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board ("FASB") updated Accounting Standards Codification ("ASC") Topic 835 "Interest" with Accounting Standards Update ("ASU") No. 2015-03, "Interest - Imputation of Interest - Simplifying the Presentation of Debt Issuance Costs". ASU 2015-03 modifies the treatment of debt issuance costs from a deferred charge to a deduction of the carrying value of the financial liability. ASU 2015-03 is effective for periods beginning after December 15, 2015, with early adoption permitted and retrospective application. In August 2015, the FASB issued an amendment to ASU 2015-03 pursuant to an SEC staff announcement which addresses the presentation and subsequent measurement of debt issuance costs associated with line of credit arrangements. We early adopted the provisions of ASU 2015-03 beginning with the period ended December 31, 2015, and have applied the provisions retrospectively. See Note 4 of the notes to the consolidated financial statements for further information related to the adoption of this standard.

2.	Property Dispositions

The following table provides a summary of property disposition activity during 2015. There were no dispositions of shopping centers in 2014.

				Gross
Property Name	Location	GLA (Unaudited)	Date Sold	Sales Price	Debt Repaid/Assumed	Gain on Sale/ Member distribution

Chester Springs	Chester, NJ	222,930	10/08/15	$53,781,289	$22,000,000	$3,025,251
Member acquisitions - Seven Properties	FL, GA, IL, OH, & MD	1,440,148	07/21/15	291,907,485	117,959,474	65,565,683
		1,663,078		$345,688,774	$139,959,474	$68,590,934

RGPLP acquired FTF's interest in six properties, FTF acquired RGPLP's interest in one property and the final property, Chester Springs, was sold to an unrelated third party. The net assets of the seven properties acquired by the Company's members of $65.6 million was recognized as member distributions.

3.	Discontinued Operations

During 2015 all of the Company's properties were sold as indicated in the preceding Note 2. Pursuant to ASC 205-20, as amended by ASU 2014-08, the following table provides a summary of operating results for those properties for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013

Total revenue	$17,009,687	$28,314,149	$28,104,180
Expenses:
Recoverable operating expenses and real estate taxes	5,336,187	8,895,765	8,552,226
Other non-recoverable property operating expenses	1,323,877	1,741,428	1,991,475
Depreciation and amortization	5,899,070	19,072,011	9,424,905
Interest expense	3,388,303	5,996,107	7,567,050
Income (loss) before other expenses and gain on sale of property	1,062,250	(7,391,162)	568,524
Other expense	(219,874)	(302,338)	(425,521)
Gain on sale of property	3,025,251	—	—
Income (loss) from discontinued operations	$3,867,627	$(7,693,500)	$143,003

4.	Other Assets, Net

Other assets consist of the following:

December 31,
2014

Deferred leasing costs, net	$3,568,681
Straight-line rent receivable, net	2,835,651
Prepaid expenses and other deferred expenses, net	362,656
Lease intangible assets, net	321,430
Other, net	30,136
Other assets, net	$7,118,554

Other assets were amortized over the lives of the applicable leases to amortization expense and as a reduction to minimum rent revenue, respectively over the initial terms of the respective leases. Amortization of the intangible lease asset resulted in a reduction of revenue of $31,798, $57,422 and $60,432, respectively, for each of the years ended December 31, 2015, 2014 and 2013.

5.	Mortgages Payable

In April 2015, the FASB issued ASU 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. We adopted ASU 2015-03 effective December 15, 2015 and retrospectively applied the guidance to our Mortgages Payable as of December 31, 2014 (previously included in Other assets on our Consolidated Balance Sheets).

The following table summarizes our mortgages payable obligation as of December 31, 2015 and 2014:

			2014
			Interest	Maturity
	2015 (2)	2014	Rate	Date
Rolling Meadows	$—	$11,911,250	5.3%	December, 2015
Chester Springs	—	22,000,000	(1)	November, 2016
Crofton Centre	—	16,381,293	5.8%	January, 2017
Market Plaza	—	15,365,602	2.9%	January, 2018
Shops on Lane Ave	—	28,650,000	3.8%	January, 2023
Plaza at Delray	—	46,000,000	4.4%	September, 2023
	—	140,308,145
Unamortized discount	—	(95,306)
Unamortized deferred financing costs	—	(1,194,446)
	$—	$139,018,393

(1) Interest only payments until maturity with a variable rate of LIBOR + 1.75%. LIBOR at December 31, 2014 was 0.170%.
(2) All mortgages were either assumed by the buyer or paid at closing of the property sale.

6.	Liabilities

Accounts payable, accrued expenses and other liabilities consist of the following:

	December 31,
	2015	2014

Accounts payable and accrued expenses	$185,359	$4,408,858
Tenant security deposits	—	712,854
Lease intangible liabilities, net	—	450,812
Other liabilities, net	$185,359	$5,572,524

Lease intangible liabilities relate to below-market leases and are net of accumulated amortization. The lease-related intangible liabilities were being accreted over the terms of the acquired leases, which resulted in additional revenue of $66,840 for the year ended December 31, 2015 and $135,138 for each of the years ended 2014 and 2013.

7.	Leases

The Company’s tenant leases were classified as operating leases.

For the years ended December 31, 2015, 2014 and 2013, minimum rent was adjusted for rents recognized on a straight-line basis by an increase of $267,222, $226,133 and a reduction of $139,141, respectively.

Net adjustments for above and below-market leases for acquired properties increased minimum rent by $35,042, $77,716 and 74,706, for the years ended December 31, 2015, 2014 and 2013, respectively.

8.	Related-Party Transactions

An affiliate of one of the members of the Company, Ramco Gershenson, Inc. (“RGI”) serves as the management company for the Company under a management agreement. RGI earns fees from the Company for acquisition/disposition, development, management, leasing, and financing services. Management fees are recorded in other non-recoverable operating expense on the consolidated statements of operations. In addition, RGI has the opportunity to receive performance-based earnings through its membership interest. There were no performance-based fees earned during the years ended December 31, 2015, 2014 and 2013.

RGI earned the following amounts from the Company during the years ended December 31:

	Year Ended December 31,
	2015	2014

Management fees	$823,090	$1,311,755
Leasing commissions	117,036	290,355
Development and construction fees	81,928	256,983
Disposition fees	134,453	—
Total	$1,156,507	$1,859,093

The Company also reimburses RGI for the salaries and benefits of employees who work at the respective properties. The Company reimbursed RGI $146,663, $238,259 and $224,225 for salaries and benefits during the years ended December 31, 2015, 2014 and 2013, respectively. These amounts are recoverable operating expenses that are typically billed back to tenants.

As of December 31, 2015 and 2014 the Company had a payable to RGI of $107 and $228,907, respectively.

9.	Fair Value Measurements

We estimated the fair value of our mortgages payable using Level 2 measurements as defined by ASC 820 based on our incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). The estimated fair value of our mortgages payable was $143,173,223 at December 31, 2014.

The carrying values of cash, restricted cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments. Upon acquisition, we estimated the fair value of mortgages payable using a discounted cash flow analysis, based on our incremental borrowing rate for similar types of borrowing arrangements with the same remaining maturity.

10.	Subsequent Events

The Company has evaluated subsequent events through March 29, 2016 which is the date that the consolidated financial statements were issued. No events have taken place that require disclosure.